NEUBERGER BERMAN INCOME TRUST
                            ADMINISTRATION AGREEMENT
                                   SCHEDULE B



      Compensation pursuant to Paragraph 3 of the Neuberger Berman Income Trust Administration Agreement shall be:

(1) (a) 0.50% per annum of the average daily net assets of each Series (except Neuberger Berman Institutional Cash Trust), plus in each case

     (b) certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communications, subject to the prior approval of an annual budget by the Trust's Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses; and

(2) 0.15% per annum of the average daily net assets of Neuberger Berman Institutional Cash Trust.



Dated:  March 7, 2000